Public Sneaker Collection LLC
6 Harrison Street, 5th Floor
New York, NY 10013

July 15, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Public Sneaker Collection LLC
Offering Statement on Form 1-A

To Whom It May Concern:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) an Offering Statement of Public Sneaker Collection LLC (the “Issuer,” “we” or “our”) on Form 1-A (the “Offering Statement”).
We would like to point out to the staff of the SEC that the Issuer is a newly formed entity affiliated with Public Alts 001 LLC (“Public 001”), Otis Wealth, Inc. (the “Managing Member”), the managing member of Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”), each of which has previously filed with the SEC offering statements on Form 1-A that were subsequently qualified.
As described in the plan of distribution set forth in the offering circular (the “Offering Circular”), this offering will be made solely to our affiliates, individual series of Gallery and Collection. Consideration for subscriptions by our affiliates will be in-kind (physical assets held by such affiliates), not cash. The Managing Member is the managing member of the Issuer, Gallery and Collection. Pursuant to Section 5.01(c) of the limited liability company agreements of Gallery and Collection, the Managing Member is permitted to effectuate the “exchange of any or all of the assets of ... any [s]eries” of Gallery and Collection. In this offering, the affiliates will be exchanging their underlying assets for our interests by subscribing to the offering. No person will earn any fees in connection with the offering, and no broker-dealer is involved in the offering.
We would further like to point out to the staff of the SEC that we were recently formed as a Delaware limited liability company and have not conducted any operations prior to the date of the Offering Statement and will not conduct any business activities except for activities relating to the ownership, maintenance and eventual sale of the asset described in the Offering Circular. We have not yet commenced operations and have no assets or liabilities at this time, and will not until after the qualification of this offering by the SEC and the offering closes. Accordingly, as is the case with Public 001, we have not presented financial statements in the Offering Circular, though we have described in the Offering Circular certain critical accounting policies that we intend to adopt following our acquisition of the asset described therein. We plan to engage an independent auditor to audit our financial statements after the qualification of this offering by the SEC, the offering closes and operations commence. Following the offering, we will include audited financial statements in our annual reports with the SEC on Form 1-K containing our financial statements for such fiscal year, presented in accordance with U.S. generally accepted accounting principles, including a balance sheet, statements of operation, statement of changes in members’ equity and statement of cash flows, with such statements having been audited by an independent auditor selected by the Managing Member.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the Offering Statement.

Sincerely,

Public Sneaker Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      President, Secretary, Treasurer & Sole Director

cc:
Andrew Stephenson, Esq.